PRESS RELEASE

CHELSEA OIL AND GAS LTD.

Chelsea Oil & Gas Ltd. Announces Filing of 2017 Financial Statements, Management's Discussion and Analysis and Annual Information Form

FOR IMMEDIATE RELEASE

CALGARY, AB, April 30, 2018 – Chelsea Oil & Gas Ltd. (OTC Pink: COGLF) ("Chelsea") announces that it has filed its audited consolidated financial statements and accompanying notes for the years ended December 31, 2017, 2016 and 2015, and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Chelsea also announces filing of its December 31, 2017 Annual Information Form (“AIF”). The AIF incudes the reserves data and other oil and gas information for the year ended December 31, 2017 in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com